Correspondence

December 14, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 3561
Washington, D.C.  20549
Attn:  Ta Tanisha Meadows

Re:	Golden Key International, Inc. Item 4.01 Form 8-K Filed December 9, 2009 File No. 0-53027

Dear Ms. Meadows:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) as set forth in your letter dated December 10, 2009 (the “Comment Letter”) with respect to the above-referenced Form 8-K filed by Golden Key International, Inc. (the “Company”).

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.

Item 4.01 of Form 8-K Filed December 9, 2009

1.	Please state the date that Bagell, Josephs, Levine & Company was engaged, as opposed to when the firm was retained. Refer to paragraph (a)(2)of Item 304 of Regulation S-K.

Response

Please be advised that we acknowledge the Staff’s comments and will include the following revised disclosure in the Amendment No. 1 to Current Report on Form 8-K/A:

On December 8, 2009, the Company’s Board of Directors approved the change of its principal independent accountants. On such date, Chang G. Park, CPA was dismissed from serving as the Company’s principal independent accountants and on the same day,  Bagell, Josephs, Levine & Company, LLC was engaged as the Company’s new principal independent accountants.

2.	Please revise your disclosure in the second paragraph to separate the statements and information required by paragraph (a)(1)(ii) and paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

Response

Please be advised that we acknowledge the Staff’s comments and will include the following revised disclosure in the Amendment No. 1 to Current Report on Form 8-K/A:

The Dismissal of Chang G. Park, CPA

Chang G. Park, CPA was the independent registered public accounting firm for the Company from December 7, 2006 to December 8, 2009. None of Chang G. Park, CPA’s reports on the Company’s financial statements, including its reports on the Company’s two most recent fiscal years ended May 31, 2009 and May 31, 2008,  contained an adverse opinion or disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s two most recent fiscal years ended May 31, 2009 and May 31, 2008 and through the dismissal date of December 8, 2009, there were no disagreements with Chang G. Park, CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Chang G. Park, CPA, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. None of the reportable events set forth in Item 304(a)(1)(v) of Regulation S-K occurred during the period in which Chang G. Park, CPA served as the Company’s principal independent accountants.

In accordance with Item 304(a)(3), the Company has provided Chang G. Park, CPA with a copy of this disclosure and has requested that Chang G. Park, CPA furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Chang G. Park, CPA addressed to the U.S. Securities and Exchange Commission is filed as Exhibit 16.1 to this 8-K Report.

3.
Please revise your disclosure regarding the period during which there was no consultation with Bagell, Josephs, Levine & Company.  This period should include the two most recent years and the subsequent interim period through the date of the firm’s engagement Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

Response

Please be advised that we acknowledge the Staff’s comments and will include the following revised disclosure in the Amendment No. 1 to Current Report on Form 8-K/A:

The Engagement of Bagell, Josephs, Levine & Company, LLC

During the Company’s two most recent fiscal years ended May 31, 2009 and May 31, 2008 and through December 8, 2009, the date when the Company engaged Bagell, Josephs, Levine & Company, LLC as its principal independent accountants:

 (1)     The Company did not consult Bagell, Josephs, Levine & Company, LLC  regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Company’s financial statements;

 (2)     Neither a written report nor oral advice was provided to the Company by  Bagell, Josephs, Levine & Company, LLC in which they concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; and

 (3)     The Company did not consult Bagell, Josephs, Levine & Company, LLC regarding any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or any of the reportable events set forth in Item 304(a)(1)(v) of Regulation S-K.

*           *           *

In preparing our response to the comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments.  Please feel free to contact me or our legal counsel Troutman Sanders LLP, Howard H. Jiang at (212) 704-6063 or Jie Xiu at (212) 704-6018 in case of any further comments or questions in this regard.  Their fax number is (212) 704-5904.

Sincerely yours,

GOLDEN KEY INTERNATIONAL, INC.

By: /s/ Guojun Wang__
Name: Guojun Wang
Title: Chief Executive Officer